September 26, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Gregory Herbers / Ms. Erin Purnell

Re:	Applied UV, Inc.
Information Statement on Form PRE 14C Filed August 28, 2023
File No. 001-39480

Dear Mr. Herbers and Ms. Purnell:

On behalf of Applied UV, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of September 1, 2023 with respect to the Company’s Information Statement on Form PRE 14C (the “Form PRE 14C”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Form PRE 14C (the “Amended PRE 14C”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Form PRE 14C filed August 28, 2023

General

1. It appears that the actions taken by written consent on August 22, 2023 are related to your mergers with PURO Lighting, LLC and LED Supply Co., LLC. Therefore, please revise your information statement to provide the information required by Items 11, 13, and 14 of Schedule 14A for both transactions. Alternatively, please provide a detailed legal analysis explaining why you believe you are not required to provide some or all of this information. Please refer to Note A of Schedule 14A.

The holder of the majority of the Company’s voting power did sign a shareholders consent dated August 22, 2023 approving the mergers. However, no action was taken with respect to the mergers pursuant to this shareholder consent since the Company was not a constituent corporation to any of the mergers. The mergers were between subsidiaries of the Company (and not the Company itself) and Company shareholder approval of the mergers was not required. Since shareholders were not entitled to vote on the mergers, there is no requirement pursuant to Rule 14c-2 under the Securities Exchange Act of 1934 to file a Schedule 14C with regard to such vote. The Company has therefore deleted all references to the mergers from the Schedule 14C.

2. Since this filing relates to contemplated mergers, please disclose the considerations taken into account for filing under Form PREM14C.

See response to Comment 1 above.

3. Noting that the PURO Lighting, LLC and LED Supply Co., LLC mergers appear to have occurred on January 27, 2023, please explain why the mergers were not ratified until August 22, 2023. Please tell us what consideration you gave to providing risk factor disclosure regarding the mergers not having shareholder approval since the closing of the transactions. If you believe risk factor disclosure is not necessary, please explain.

See response to Comment 1 above.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-876-0618.

Sincerely,

/s/ Jeffrey P. Wofford
Jeffrey P. Wofford, Esq.
Carmel, Milazzo & Feil LLP